FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu granted Priority Review in the US for the treatment of HER2-positive metastatic gastric cancer

28 October 2020 07:00 GMT

Enhertu granted Priority Review in the US for the
treatment of HER2-positive metastatic gastric cancer

Only HER2-directed medicine to demonstrate significant improvement in overall survival compared to chemotherapy for previously treated patients in this setting

AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo)'s Enhertu (trastuzumab deruxtecan) has received acceptance for its supplemental Biologics License Application (sBLA) and has also been granted Priority Review in the US for the treatment of patients with HER2-positive metastatic gastric or gastroesophageal junction (GEJ) adenocarcinoma.

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that offer significant advances over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance. The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, will be during the first quarter of 2021.

There are more than 27,000 new cases of gastric cancer in the US each year, of which approximately one in five are HER2 positive.1,2 For patients with metastatic gastric cancer who progress on initial treatment with an anti-HER2 medicine, there are no other approved HER2-directed medicines.

José Baselga, Executive Vice President, Oncology R&D, said: "Once patients with HER2-positive metastatic gastric cancer progress following initial treatment with an anti-HER2 regimen, there are no approved HER2-directed medicines. The prognosis for these patients is poor, as available treatment options offer only limited clinical benefit. This milestone brings us one step closer to delivering a potentially practice-changing medicine to patients with gastric cancer in the US."

Antoine Yver, Executive Vice President and Global Head, Oncology Research and Development, Daiichi Sankyo, said: "The results of the DESTINY-Gastric01 trial are unprecedented as they represent the first time a HER2-directed medicine has demonstrated an improvement in survival following chemotherapy and HER2 treatment in the metastatic setting. Building on the recent Breakthrough Therapy Designation, the filing of the application and Priority Review by the FDA for this potential new indication for Enhertu reflects the importance of the data and the significant unmet need for patients with previously treated HER2-positive metastatic gastric cancer."

The sBLA was based on results from the DESTINY-Gastric01 randomised Phase II trial, which demonstrated a statistically significant and clinically meaningful improvement in objective response rate (ORR), the primary endpoint, and overall survival (OS), a key secondary endpoint, for patients treated with Enhertu versus chemotherapy (paclitaxel or irinotecan monotherapy).

The safety and tolerability profiles of Enhertu in DESTINY-Gastric01 were consistent with that observed in the gastric cancer cohort of the Phase I trial and previously reported Enhertu trials in other tumours.3 The most common Grade 3 or higher treatment-emergent adverse events were decreased neutrophil count, anaemia, decreased white blood cell count and decreased appetite. There were 12 (9.6%) cases of confirmed treatment-related interstitial lung disease (ILD) or pneumonitis in 125 patients treated with Enhertu as determined by an independent review committee. The majority of cases were Grade 1 or 2 with two Grade 3, one Grade 4 and no Grade 5 (ILD-related deaths).

The results from the trial were presented during the American Society of Clinical Oncology ASCO20 Virtual Scientific Program and simultaneously published online in The New England Journal of Medicine in May 2020.4

Enhertu received Breakthrough Therapy Designation from the FDA in May 2020 for patients with unresectable or metastatic HER2-positive gastric or GEJ adenocarcinoma who have received two or more prior regimens including trastuzumab and Orphan Drug Designation for patients with gastric cancer, including GEJ adenocarcinoma. Enhertu has not been approved in the US for gastric or GEJ adenocarcinoma.

Gastric cancer
Gastric (stomach) cancer is the fifth most common cancer worldwide and the third leading cause of cancer mortality with a five-year survival rate of 5% for metastatic disease; there were approximately one million new cases reported in 2018 and 783,000 deaths.5,6 In the US, it is estimated that 27,600 new cases of gastric cancer will be diagnosed in 2020 and more than 11,000 people will die from the disease.1

Approximately one in five gastric cancers are HER2 positive.2 HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours including breast, gastric, lung and colorectal cancers. Gastric cancer is usually diagnosed in the advanced stage, but even when diagnosed in earlier stages of the disease, the survival rate remains modest.7 Recommended 1st-line treatment for HER2-positive advanced or metastatic gastric cancer is combination chemotherapy plus trastuzumab, an anti-HER2 medicine, which has been shown to improve survival outcomes when added to chemotherapy. For metastatic gastric cancer that progresses on 1st-line treatment, there are no other approved HER2-targeted medicines.8

DESTINY-Gastric01
DESTINY-Gastric01 is a Phase II, open-label, multi-centre, randomised controlled trial testing the safety and efficacy of Enhertu versus investigator's choice of chemotherapy in a primary cohort of 188 patients from Japan and South Korea with HER2-positive (defined as IHC3+ or IHC2+/ISH+), advanced gastric or GEJ adenocarcinoma who have progressed on two or more prior treatment regimens including fluoropyrimidine and platinum chemotherapy and trastuzumab. Patients were randomised 2:1 to receive Enhertu or investigator's choice of chemotherapy (paclitaxel or irinotecan monotherapy). Patients were treated with Enhertu 6.4mg/kg once every three weeks or chemotherapy.

The primary endpoint of the trial is ORR, as assessed by independent central review. OS, a key secondary endpoint, was to be evaluated hierarchically at a prespecified interim analysis if the primary endpoint was statistically significant. Additional efficacy endpoints include progression-free survival, duration of response, disease control rate and confirmed ORR assessed in those responses confirmed by a follow-up scan of at least four weeks after initial independent central review.9

Enhertu
Enhertu (trastuzumab deruxtecan; fam-trastuzumab deruxtecan-nxki in the US) is a HER2-directed antibody drug conjugate (ADC) and is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ('payload') to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells. Enhertu is comprised of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload by a tetrapeptide-based linker.

Enhertu (5.4mg/kg) is approved in the US and Japan for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens in the metastatic setting based on the DESTINY-Breast01 trial, and is under accelerated assessment in the EU for HER2-positive metastatic breast cancer. In September 2020, Enhertu (6.4mg/kg) was approved in Japan for patients with HER2-positive unresectable advanced or recurrent gastric cancer that progressed after chemotherapy.

Enhertu clinical development

Clinical development programme for Enhertu
Name	Phase	Population	Design
Breast cancer
DESTINY-Breast01	II	HER2-positive unresectable and/or metastatic breast cancer previously treated withtrastuzumab emtansine	Enhertu
DESTINY-Breast02	III	HER2-positive unresectable and/or metastatic breast cancer previously treated withtrastuzumab emtansine	Enhertu vs. investigator's choice chemotherapy
DESTINY-Breast03	III	HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab and taxane	Enhertu vs. trastuzumab emtansine
DESTINY-Breast04	III	HER2-low unresectable and/or metastatic breast cancer previously treated with one or two therapies	Enhertu vs. investigator's choice chemotherapy
DESTINY-Breast06a,b	III	HER2-low unresectable and/or metastatic breast cancer previously treated with endocrine therapy	Enhertu vs. investigator's choice chemotherapy
DESTINY-Breast07a,b	I/II	HER2-positive metastatic breast cancer	Enhertu in combination with Imfinzi (durvalumab), paclitaxel or pertuzumab
DESTINY-Breast08a,b	I	HER2-low metastatic breast cancer	Enhertu in combination with capecitabine, capivasertib, anastrozole, Faslodex (fulvestrant) or Imfinzi and paclitaxel
BEGONIAb,c	I/II	Metastatic triple negative breast cancer	Imfinzi in combination with paclitaxel and Imfinzi in combination with either Enhertu, capivasertib, or oleclumab with or without paclitaxel
Gastric cancer
DESTINY-Gastric01	II	HER2-positive locally advanced or metastatic gastric cancer and/or gastroesophageal junction (GEJ) adenocarcinoma previously treated with two or more lines of therapy	Enhertu vs. investigator's choice chemotherapy
DESTINY-Gastric02	II	HER2-positive unresectable and/or metastatic gastric cancer or GEJ adenocarcinoma previously treated with a trastuzumab-containing regime	Enhertu
DESTINY-Gastric03a,b	II	HER2-positive advanced or metastatic gastric cancer or GEJ adenocarcinoma	Enhertu monotherapy or in combination with chemotherapy and/or Imfinzi
Lung cancer
DESTINY-Lung01	II	HER2 mutant or overexpressing unresectable and/or metastatic non-squamous non-small cell lung cancer (NSCLC) previously treated with one or more systemic therapies	Enhertu
HUDSONb,c	II	Metastatic NSCLC previously treated with anti-PD-1/PD-L1 therapy	Umbrella trial of Imfinzi in combination with either Enhertu, Lynparza, AZD9150, AZD6738, vistusertib, oleclumab or cediranib
Other or non-tumour specific
DESTINY-CRC01	II	HER2-expressing RAS/BRAF-wild type unresectable and/or metastatic colorectal cancer previously treated with two or more lines of therapy	Enhertu
DESTINY-PanTumor02a,b	II	HER2-expressing solid tumours (bladder, biliary tract, cervical, endometrial, ovarian cancer, pancreatic and rare tumours)	Enhertu
NCT04042701 (U106)	Ib	Locally-advanced/metastatic breast or NSCLC	Enhertu in combination with pembrolizumab
NCT03523572 (U105)	Ib	HER2-expressing breast and urothelial cancer who had disease progression during or after prior therapies, did not respond to standard therapies, or for whom no standard therapy is available	Enhertu in combination with nivolumab
NCT03523572 (J101)	I	Advanced solid malignant tumours	Enhertu
aTrials led by AstraZeneca bNew trials that have been added to the clinical development programme and have achieved FPCD cEnhertu arm added to ongoing AstraZeneca trial.

Collaboration between AstraZeneca and Daiichi Sankyo
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and DS-1062 (a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for manufacturing and supply of Enhertu and DS-1062.

AstraZeneca in gastrointestinal cancers
AstraZeneca has a broad development programme for the treatment of gastrointestinal (GI) cancers across several medicines spanning a variety of tumour types and stages of disease. In 2018, GI cancers collectively represented nearly five million new cancer cases leading to more than 3.5 million deaths.5 Within this programme, the Company is committed to improving outcomes in gastric, liver, oesophageal, pancreatic, and colorectal cancers.

The Company aims to understand the potential of Enhertu in the two most common GI cancers, colorectal and gastric cancers.5 Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada). Imfinzi (durvalumab) is being assessed both as monotherapy and in combinations including with tremelimumab across the two main types of liver cancer, hepatocellular carcinoma and biliary tract cancer, and in oesophageal and gastric cancers.10

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   American Cancer Society. Stomach Cancer: About Stomach Cancer. Available at: https://www.cancer.org/cancer/stomach-cancer/about/key-statistics.html.
2.   American Cancer Society. Stomach Cancer: Treating Stomach Cancer. Available at: https://www.cancer.org/cancer/stomach-cancer/treating/targeted-therapies.html.
3.   Shitara, K, et al. Trastuzumab deruxtecan (DS-8201a) in patients with advanced HER2-positive gastric cancer: a dose-expansion, phase 1 study. Lancet Oncol. 2019; 20:827-36.
4.   Shitara, K et al. Trastuzumab Deruxtecan in Previously Treated HER2-Positive Gastric Cancer. N Engl J Med. 2020;382(25):2419-2430. DOI: 10.1056/NEJMoa2004413.
5.   Bray F, et al. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J. Clin. 2018; 68:394-424.
6.   American Cancer Society. Stomach Cancer: Early Detection, Diagnosis, and Staging. Available at: https://www.cancer.org/cancer/stomach-cancer/detection-diagnosis-staging/survival-rates.html.
7.   Curea F.G, et al. Current Targeted Therapies in HER2-Positive Gastric Adenocarcinoma. Cancer Biotherapy & Radiopharmaceuticals. 2017;32 (10).
8.   NCCN Guidelines® Gastric Cancer. Version 4.2019. December 20, 2019: MS-22-36
9.   ClinicalTrials.Gov. NCT03329690. Available at: https://www.clinicaltrials.gov/ct2/show/NCT03329690
10.  Hilmi, M et al. Immune Therapy for Liver Cancers. Cancers (Basel) 2020 Jan; 12(1): 77.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary